Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

DuPont and Dow to Combine in Merger of Equals/ DuPont Announces $700MM Cost Savings and Restructuring Plan for 2016

From: Ed Breen, DuPont Chair and CEO

December 11, 2015

Dear Colleagues,

Today, we are making several important announcements that will significantly enhance our future strength and competitiveness. As you know, we have been looking carefully at the next steps in our transformation. I want to explain personally why I believe the actions we are announcing today are the right steps for DuPont at the right time.

First, we announced that DuPont will combine with Dow in a merger of equals. You can read our joint press release for more information. This transaction brings together two great companies with a combined portfolio of highly complementary businesses. By joining our two exceptional teams, we will be better equipped to serve more customers worldwide with value-added products and solutions across key industries.

After we close the merger, which we expect to happen in the second half of 2016, we intend to pursue a separation of the combined company into three strong, independent, publicly traded companies, each focused on attractive markets.

•                  Agriculture Company: Leading global pure-play agriculture company that unites DuPont’s and Dow’s seed and crop protection businesses. The combined entity will have the most comprehensive and diverse portfolio, and a robust pipeline with exceptional growth opportunities in the near-, mid- and long-term.

•                  Material Science Company: A pure-play industrial leader, consisting of DuPont’s Performance Materials operating segment, as well as Dow’s Performance Plastics, Performance Materials and Chemicals, Infrastructure Solutions and Consumer Solutions (excluding the Electronic Materials business) operating segments. The combination will create a low-cost, innovation-driven leader in industry segments in packaging, transportation and construction with a broad and deep portfolio of cost-effective offerings.

•                  Specialty Products Company: A technology driven innovative leader, focused on unique businesses that share similar investment characteristics and specialty market focus. The businesses will include DuPont’s Nutrition & Health, Industrial Biosciences, Safety & Protection and Electronics & Communications, as well as the Dow Electronic Materials business. Together, their complementary offerings create a new global leader in Electronic Materials, and each business will benefit from more targeted investment in their technology and new product development capabilities.

Each business will have a leadership position in its industry, will be able to allocate capital more effectively, apply its powerful innovation more productively and extend its value-added products and solutions to more customers worldwide. Each new company will have a strong foundation for the future built on our combined histories of science and innovation.

Looking ahead, we expect these businesses to grow and thrive, delivering significant value for our shareholders and customers, and new opportunities for our people.

We also announced today a new restructuring and cost reduction program. As you know, we have worked over the past few years to become more efficient and nimble. Yet even as we have evolved, the environment in which we operate has grown more complex and competitive. To remain strong and to position ourselves for the most successful future possible, we must accelerate our efforts to permanently reduce our cost structure, further streamline and simplify our organization and align our businesses more closely to end markets. This includes redeploying previously centralized staff functions to the business units and integrating several of our lines of business.

Change on this scale is difficult and the impact will be felt throughout the organization. I recognize there will be a lot of questions. Our business and functional leaders will share information in December and January to help everyone understand specific changes, how our process will work, how we will support our people and what you can expect.

For the past few months, I have been impressed by how the commitment to our Core Values helps our teams work together respectfully to achieve our common goals. This commitment will be especially important during this next phase of our evolution. We all need to pull together. We also need to do our best to keep the business on track, delivering for our customers and staying safe.

Until the merger is complete, we must continue to operate as independent entities. The merger is not expected to close until the second half of next year and the intended separation would not occur until 18-24 months after that.

I want to thank you in advance for your continued focus on all the critical work we have ahead of us. We will communicate with you regularly as we move forward.

Over the long term, I believe the steps we are taking today will open up a new era of growth for DuPont.  I have personally seen the opportunity that can be created when businesses are launched as strong, focused, independent entities—and I am confident in our ability to successfully take the company through this next stage of our transformation and emerge as thriving, sustainable companies for the long term.

Sincerely,

Ed

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other

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forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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